# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vir Biotechnology, Inc., CIK 0001706431
CUSIP: 92764N102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1800 Owens Street, Suite 900, San Francisco, California (CA), 94158
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-26-007174
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 10,948,093; sole dispositive power 0; shared dispositive power 10,948,093; aggregate amount beneficially owned 10,948,093 (6.5% of the class)
- SoftBank Vision Fund (AIV M1) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,948,093; sole dispositive power 0; shared dispositive power 10,948,093; aggregate amount beneficially owned 10,948,093 (6.5% of the class)
- SVF Endurance (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 10,948,093; sole dispositive power 0; shared dispositive power 10,948,093; aggregate amount beneficially owned 10,948,093 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Vir Biotechnology, Inc.
Address of issuer's principal executive offices: 1800 Owens Street, Suite 900, San Francisco, CA 94158

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")

SoftBank Vision Fund (AIV M1) L.P. ("SVF")

SVF Endurance (Cayman) Limited
Address of principal business office or, if none, residence: The principal business address for each of SBIA UK is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The principal business address of SVF is 1521 Concord Pike, Wilmington, DE 19803. The principal business address of SVF Endurance (Cayman) Limited is c/o Walkers Corporate Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship: SBIA UK is organized under the laws of England and Wales. SVF is organized under the laws of the State of Delaware. SVF Endurance (Cayman) Limited is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of March 31, 2026, based upon 168,651,974 shares of Common Stock outstanding as of April 29, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026.

SVF Endurance (Cayman) Limited is the record holder of the securities reported herein.

SVF is the sole owner of SVF Endurance (Cayman) Limited. SBIA UK has been appointed as alternative investment fund manager ("AIFM") and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing, voting and disposal of SVF's investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,948,093
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,948,093

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- SB Investment Advisers (UK) Limited: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/15/2026)
- SoftBank Vision Fund (AIV M1) L.P.: By: SB Investment Advisers (UK) Limited, its Manager, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (05/15/2026)
- SVF Endurance (Cayman) Limited: /s/ Nilani Perera, Nilani Perera, Director (05/15/2026)